Mail Stop 4561

May 23, 2008

By U.S. Mail and Facsimile to: (919) 645-6353

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, NC 27601

>   **Re: Capital Bank Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Definitive Proxy Statement on Schedule 14A filed April 24, 2008**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **File No. 000-30062**

Dear Mr. Yarber:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 25

1.   We note your tabular presentation of the allocation of your allowance for loan losses on page 26. Please tell us and revise your future filings to clearly explain why allocated allowance balances for your construction loan portfolio decreased significantly from 2006 to 2007. In your response please consider the following, as necessary, to support the allocation of the allowance for loan losses attributable to your construction loans portfolio as of December 31, 2007 as compared to December 31, 2006:

- Your construction loan portfolio increased from $250.3M as of December 31, 2006 to $301.5M as of December 31, 2007, an increase of 20%;
- Your non-performing construction loans decreased only slightly from $616K as of December 31, 2006 to $562K as of December 31, 2007;
- Your impaired loans increased from $6M as of December 31, 2006 to $7M as of December 31, 2007;
- The net charge-offs for your construction portfolio was $166K as of December 31, 2007 as compared to a net recovery of $58K as of December 31, 2006;
- There are no disclosures as to potential problem loans within your construction loan portfolio. Please tell us the amount of potential problem loans within your construction loan portfolio as of December 31, 2007 and 2006, as required by Item III(C)(2) of Industry Guide 3; and
- Your disclosure of the revisions made to your methodology for estimating the allowance for loan losses on page 25, which states that your methodology has taken greater consideration of your historical loss experience, as well as several other factors, and utilizes a greater dispersion of risk rating classifications based upon the collateral backing loans.

Item 9a. Controls and Procedures, page 69

2.   In future filings, please revise your disclosure to include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on the company's internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 24, 2008

Setting Executive Compensation, page 11

3. We note that the company benchmarks compensation to its peers. In future filings, please (i) identify the component companies that make up the compensation peer group, (ii) describe how the committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components and (iii) disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Plan, page 13

4. In future filings, with respect to annual incentive award performance targets, please discuss and disclose the specific targets relating to net income, asset growth, return on average equity, return on average assets and the ratio of nonperforming loans to total loans in accordance with Item 402(b)(2)(v) of Regulation S-K. If you determine that a performance target is confidential due to the potential for competitive harm to Capital Bank, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Summary Compensation Table, page 18

5. We note the company's disclosure in footnote 5 to the Summary Compensation Table that no amounts are included in the "All Other Compensation" column of the table for perquisites and personal benefits because such amounts do not exceed $10,000 in the aggregate for any individual named executive officer. However, we also note the last sentence in footnote 5 in which you state that the foregoing amounts do no not exceed $25,000 or 10% of the total perquisites for the named executive officer, implying that perquisites have in fact been included. In future filings, please reconcile these two inconsistent statements and ensure that the disclosure provided is in accordance with the applicable regulations and instructions thereto. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Incentive Plan Awards at Fiscal Year End, page 20

6.   It is unclear from the "Number of Securities Underlying Unexercised Options" column of the Outstanding Equity Awards at Year End table whether the options listed in such column are exercisable or unexercisable. In future filings, please indicate whether such options are exercisable or unexercisable by using appropriate column titles. Refer to Item 402(f)(1) of Regulation S-K.

Certain Transactions, page 29

7.   In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like "in the opinion of management."

Form 10-Q for the Quarterly Period Ended March 31, 2008

Exhibit 10.1

8.   We note the disclosure on page 24 that the company failed to timely file a Current Report on Form 8-K in connection with the adoption of its Annual Incentive Plan. We also note that the company has filed as Exhibit 10.1 a summary of the material terms of such plan. Please file the Annual Incentive Plan in its entirety as an exhibit to the periodic report for the period in which the company entered into the plan or explain why the company has filed only a summary of the plan's material terms. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also file a Current Report on Form 8-K under Item 5.02(e) providing a brief description of the terms and conditions of the plan or explain why the company has failed to do so.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Staff Attorney